September 19, 2019

Gary B. Moore
Chief Executive Officer
ServiceSource International, Inc.
717 17th Street, 5th Floor
Denver, Colorado 80202

       Re: ServiceSource International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for Fiscal Quarter Ended June 30, 2019
           Filed August 7, 2019
           File No. 1-35108

Dear Mr. Moore:

       We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Critical Accounting Policies and Estimates
General, page 24

1. We note the net book value of the company exceeds your market capitalization as of your most recent quarter-end. Further, we note your declining revenues and margins, recurring losses, reduced or negative free cash flow and significant declines in your stock price in fiscal year 2018 through June 30, 2019. We believe these factors are indicators that your goodwill may be impaired and a quantitative assessment for impairment should be made. Please tell us whether you have performed, or are in the process of performing, a quantitative assessment of goodwill. If you performed such an assessment, please provide the details of your assessment including the assumptions and estimates used to calculate the fair value of your reporting unit. If you did not perform a quantitative assessment, yet
 Gary B. Moore
ServiceSource International, Inc.
September 19, 2019
Page 2
         still concluded that goodwill was not impaired, please provide your detailed analysis that supports your conclusion. Refer to ASC 350-20-35.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jim
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 with any questions.



FirstName LastNameGary B. Moore                               Sincerely,
Comapany NameServiceSource International, Inc.
                                                              Division of
Corporation Finance
September 19, 2019 Page 2                                     Office of
Consumer Products
FirstName LastName